SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Secureview Systems Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

81372D-10-1

(CUSIP Number)

Michael T. Shannon, Esq.

Devlin Jensen

Barristers & Solicitors

Suite 2550 – 555 W. Hastings Street

Vancouver, British Columbia

Canada   V6B 4N5

(604) 684-2550

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 26, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO.: 81372D-10-1                             13D                                            Page 2 of 4 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Heather Schellenberg
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Intructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER -0-
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER -0-
	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO.: 81372D-10-1                                         13D                            Page 3 of 4 Pages

Item 1.

SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, without par value (the "Common Stock") of Secureview Systems Inc., a corporation organized under the laws of the Province of British Columbia (the "Issuer").  The address of the principal executive offices of the Issuer is 828 W. 7th Ave., Vancouver, B.C., Canada, V5Z 1C1.

Item 2.

IDENTITY AND BACKGROUND

(a) – (c)

Heather Schellenberg’s principal occupation is a bookkeeper for certain publicly listed companies on the TSX Venture Exchange.  Ms. Schellenberg’s residential address is 5411 Calderwood Crescent, Richmond, British Columbia, Canada, V7C 3G2.

(d) – (f)

During the last five years, Ms. Heather Schellenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, Ms. Heather Schellenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ms. Heather Schellenberg is citizen of Canada.

Item 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ms. Heather Schellenberg was the beneficial owner of 1,325,000 common shares of the Issuer.  Ms. Schellenberg sold the 1,325,000 common shares of the Issuer through Lines Overseas Management Bermuda, which is a brokerage house, to a client of such brokerage house.

Item 4.

PURPOSE OF TRANSACTION

Ms. Heather Schellenberg divested herself of the 1,325,000 common shares of the Issuer as she decided to no longer hold such shares of the Issuer for investment purposes.

Item 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

Ms. Heather Schellenberg currently does not own any shares of Common Stock of the Issue.

(b)

Not Applicable.

CUSIP NO.: 81372D-10-1                                         13D                            Page 4 of 4 Pages

(c)

Except as otherwise described herein, and to the knowledge of Ms. Heather Schellenberg, Ms. Heather Schellenberg has not affected any transaction in the Common Stock during the past sixty (60) days.

(d)

Not Applicable.

(e)

On November 26, 2003, Ms. Heather Schellenberg ceased to be an owern of more than five percent (5%) of the Common Stock.

Item 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Heather Schellenberg and any other person with respect to the voting or disposition of the shares of Common Stock of the Issuer.

Item 7.

MATERIAL TO BE FILED AS EXHIBITS

Not Applicable as there are no exhibits to be filed with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003

“Heather Schellenberg”

Heather Schellenberg